Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On June 24-25, 2009, CF Industries Holdings, Inc. used the following presentation in connection with investor meetings:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF Credit Suisse AG Zurich 24 June 2009

For CF Industries Today . . . Steve Wilson Chairman, President and Chief Executive Officer

Certain statements contained in this release may constitute "forward-looking statements" within the meaning of federal securities laws. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; the credit and economic crisis which could expose us to credit losses from counterparties; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on March 23, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on March 23, 2009 . CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra, including information relating to its business, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information.

Today’s Presentation A quick overview of CF Industries Our strong Q1 ‘09 results Update on spring planting and industry fundamentals Growth strategy and recent developments Q&A

A Quick Overview of CF Industries A leading North American manufacturer and distributor of nitrogen and phosphate fertilizer The two largest nitrogen fertilizer complexes in North America A large, integrated phosphate operation in Central Florida, with excellent reserve position

An Overview of CF Industries In 2007, purchased 50% interest in KEYTRADE Ag, Swiss-based global fertilizer trader KEYTRADE trades fertilizer in more than 90 countries Provides excellent market visibility and potential deal-flow

Nitrogen – World Class and Flexible 6.4 million tons of capacity: ammonia, urea, and UAN Significant production/product mix flexibility, especially at Donaldsonville

A Leading Integrated Phosphate Producer Phosphate rock mine and beneficiation plant are industry’s newest Annual capacity: 2.1 million tons of DAP/MAP 23 years of proven reserves – 14 fully permitted (12/31/08) 100% self-sufficient in phosphate rock

Industry Leading Flexibility in Distribution



Medicine Hat
Donaldsonville
Nitrogen Manufacturing Complex
Ammonia Terminal
Ammonia Terminal & UAN Terminal
UAN Terminal
Urea & Phosphate Warehouse
Low
High
Fertilizer Intensity

- One of the industry's largest networks
- In-market storage capacity is approximately 1.2 million tons for nitrogen and 200,000 tons for phosphate
- Excellent access to transportation and customers

CFIndustries
10

CF Industries’ Strong Q1 ‘09 Performance Net income totaled $62.7 million, or $1.28 per common share Net sales and product volume both rose over year-earlier quarter Phosphate volume up 12 percent despite weak domestic market, as KEYTRADE partnership helped increase exports 131 percent Nitrogen prices benefited from focus on agricultural markets and carryover from FPP book We reacted quickly and effectively to changing market conditions

So What’s Ahead? A slow start to spring, but better late than never!! Corn Emergence Source: USDA

Recent USDA WASDE Suggests Tightened Corn Market U.S. Corn Supply/Demand Balance (MM Bushels) Marketing Years May June Change (Yr. Beg. - Sept. 1) 2009/10 2009/10 2008 - 09 Planted Area 85.0 85.0 -1.0 Harvested Area 77.8 77.8 -0.8 Yield 155.4 153.4 -0.5 Beginning Stocks 1,600 1,600 -24 Production 12,090 11,935 -166 Imports 15 15 0 Total supply 13,705 13,550 -190 0 Feed use 5,250 5,150 -200 Food/Seed/Ind. 5,410 5,410 370 Ethanol 4,100 4,100 350 Domestic Use 10,660 10,560 170 Exports 1,900 1,900 150 Total usage 12,560 12,460 320 Ending Stocks 1,145 1,090 -510 Stocks to Use 9.1% 8.7% -4.4%

Long-Term Outlook for U.S. Agriculture Robust, due to ongoing need for food, feed, fuel production U.S. commodity prices: down from recent peaks but significantly higher than historical averages U.S. farm net income in ‘08 highest ever, with strong ’09 expected U.S. Annual Planted Acreage Forecast U.S. Season Average Price Forecast Source: Doane Source: Doane

Long-Term Outlook for Global Agriculture Coarse grain situation remains tight, as food is resilient to economic downturns Production barely exceeded consumption in ‘08 World Coarse Grains Stocks-to-Use Ratio Source: FAS Balanced Stock Position World Coarse Grain Situation 0% 5% 10% 15% 20% 25% 30% 700 800 900 1,000 1,100 1,200 90 92 94 96 98 00 02 04 06 08 Proj. Production Consumption Stocks to Use Ratio Source: USDA MM Tonnes

Long-Term Supply/Demand Pattern is Resilient Coarse grain consumption usually increases despite GDP fluctuation, driven by population growth and standard of living improvement

World Nitrogen Demand & Closures: 2009-12 Source: Fertecon, CF Million Tonnes N ---------------------- Supply ---------------------- Demand New Projects Expansions/ Restarts Closures Net Change Demand Growth

Positioned to Win Underlying demand for grain remains strong CF Industries is well positioned to capitalize on today’s opportunity

A Strategy To Build Value Optimize value of existing business Pursue value-added investments/acquisitions

Focus on natural gas conversion efficiency and de-bottlenecks to add incremental capacity In 2006-2009, investments of $100 million-plus will reduce natural gas usage per ton of ammonia and increase capacity by 70,000 tons Reduce gas usage in urea production and increase UAN capacity A Strategy To Build Value NITROGEN

Focus on increased output, improved reliability, and extended asset life Ongoing expansion of sulfuric acid capacity 2007: 40,000 tons 2008: 110,000 tons 2009: 125,000 tons In Q3 ’08, purchased third dragline for Hardee County mine Ongoing acquisitions of small land parcels contiguous to mine A Strategy To Build Value PHOSPHATE

Derive greater value from existing assets and products Maximize the value of distribution assets for ammonia, including sales to industrial customers Optimize the direct application ammonia business around our 19 in-market terminals Increase utilization of river-based UAN terminals A Strategy To Build Value DISTRIBUTION

Strategic principle: pursue best available opportunities consistent with ‘what we do well’ Industry turnover will increase opportunities to acquire existing assets/players Growing demand for food/fiber will create opportunities in new regions Further opportunities exist in regions with cost-advantaged raw materials KEYTRADE global network will help identify opportunities A Strategy To Build Value EXTERNAL GROWTH OPPORTUNITIES

Perú Nitrogen Complex Proposed site is Marcona New source of natural gas with attractive pricing Access to ‘underserved’ regions Follows ‘what we do well’ criterion Positive pre-FEED results = full FEED study Capital cost trends favorable A Strategy To Build Value EXTERNAL GROWTH INITIATIVES

CF Industries: A Compelling Growth Strategy Strong track record of execution and flexibility Positioned to capitalize on strong agricultural fundamentals TRA combination would complement long-term goals Robust strategy in place to grow shareholder value

For more information, please visit www.cfindustries.com

APPENDIX

Innovative Forward Pricing Program Locks in assured supply and price for customers – and nitrogen margins – for CF Industries Prices and margins reflect expectations for market conditions Our forward prices for phosphate reflect higher sulfur and ammonia costs

Innovative Forward Pricing Program Challenge Natural gas and nitrogen fertilizer prices are highly volatile Benefits Margin certainty Improved production scheduling Reduced inventory risk Enhanced liquidity Integration with customers Solution Customers purchase product forward CF locks in margin by fixing natural gas costs Substantial customer deposit > 52% N and 41% P sold under FPP in Q1 ‘07 > 70% N and 43% P sold under FPP in Q2 ‘07 > 53% N and 45% P sold under FPP in Q3 ‘07 > 80% N and 39% P sold under FPP in Q4 ‘07 > 75% N and 69% P sold under FPP in Q1 ‘08 > 72% N and 72% P sold under FPP in Q2 ‘08 > 75% N and 52% P sold under FPP in Q3 ‘08 > 75% N and 51% P sold under FPP in Q3 ‘08 > 75% N and 51% P sold under FPP in Q4 ‘08 > 42% N and 26% P sold under FPP in Q1 ‘09

* Representative of complex’s four ammonia plants We Are Committed to Continuous Improvement DONALDSONVILLE AMMONIA NO. 3 PLANT MMBTU/TON * 31.5 32.0 32.5 33.0 33.5 34.0 34.5 35.0 35.5 36.0 1980 1985 1990 1995 2000 2005 2010 YEAR MMBTU/TON Significantly less natural gas per product ton

We Are Committed to Continuous Improvement MMBtu of Natural Gas Per Ton 30.00 31.00 32.00 33.00 34.00 35.00 36.00 37.00 38.00 39.00 40.00 1980 1981 1982 1983 1984 1985 1986 1986 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Total Tons P 2 O 5 Produced Per Employee 1,100 1,150 1,200 1,250 1,300 1,350 1,400 1,450 1,500 1,550 1,600 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Implications: Margins New paradigm in global natural gas Wall Street Journal, April 30, 2009: “U.S. Gas Fields Go From Bust to Boom”

World-Scale, Fully-Integrated Phosphate Operations Global Phosphoric Acid Capacity MOS 9% PCS 5% CF 2% Other Public 6% Private/ Government Entities 78% Global Phosphoric Acid Capacity by Location Source: Fertecon 0 500 1,000 1,500 2,000 Mosaic PCS Phosphates CF Industries Inc. Mosaic Foskor Grupo Fertinal SA de CV Zaklady Chemiczne POLICE S.A. Indo Maroc Phosphore SA (Imacid) JPMC Samarkand Chemical Plant Mississippi Phosphate Pak-Maroc Ammofos JSC J.R. Simplot and Co. JSC Minudobreniya Yara Shareholding Concern Irgiz Sumy PA Chimprom Uvarovo Chemical Plant Agropolichim SPJSCo Lebanon Chemical Co. Copebras S/A Groupe Chimique Tunisien Hindalco (Andiyta Birla Group) Vedanta (Sterlite) Novokokand Plant Thermphos NV Copebras S/A Dongbu Chemical Co. JSC Vneshtraidinvest Kazfosfat LLC/Nunken Xuar Servifertil CO-OP Chemicals Phosphoric Fertlizers Industry PFI Trans-Resources Inc. - Haifa Zaklady Chemiczne WIZOW S.A. EID Parry (India) Zimbabwe Phosphate Industries Ltd. Mitsubishi Chemical Industries Ltd Vedanta (HZL) Albright & Wilson Chemicals Toyo Soda